

SE 07001521 OMMISSION

SEC MAIL PROCESSING RECEIVED FEB 26 2007 WASH. D.C. 210 SECTION

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SEC FILE NUMBER
8-53574

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL DERIVATIVES GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

PROCESSED MAR 06 2007 E THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
Facsimile (813) 286-6000

Report of Independent Auditors

To the Members of Citadel Derivatives Group LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Derivatives Group LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2007

CITADEL DERIVATIVES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
($ in thousands)
December 31, 2006

ASSETS

Assets:		
Cash and cash equivalents	$	74,189
Securities owned, held at clearing brokers		5,224,232
Securities purchased under agreement to resell		280,116
Receivables from broker-dealers, clearing organization and futures clearing brokers		28,144
Dividends receivable		3,923
Receivable from affiliate		36,697
Exchange memberships, at cost (market value $50,765)		39,549
Other		4,413
Total assets	$	5,691,263

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased	$	4,707,712
Payable to broker-dealers		301,785
Securities loaned		7,687
Dividends payable		4,422
Payable to affiliate		2,592
Other		3,264
Total liabilities		5,027,462
Members' capital		663,801
Total liabilities and members' capital	$	5,691,263

See notes to statement of financial condition.

(1) Summary of Significant Accounting Policies, Continued:

Securities Owned, Held at Clearing Brokers

Substantially all the Company's securities owned, at fair value, are held at a major U.S. financial institution which is permitted by contract or custom to sell or repledge these securities.

Interest and Dividends Revenue and Expense

Dividends received (paid) on equity securities are recognized as revenue (expense) on the ex-dividend date and interest revenue (expense) is recognized on the accrual basis.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. All securities borrowing and lending activity was transacted with the Company's affiliate, Citadel Trading Group L.L.C. ("CITG"), a Delaware limited liability company. CITG is a broker-dealer registered with the SEC and a member of the NASD. CLP is the Manager for CITG. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). In accordance with FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase or resale agreement position in the statement of financial condition if the right of offset exists. Repurchase and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited. Repurchase agreements and resale agreements are short-term in nature and are recorded at contract value, plus accrued interest on the statement of financial condition. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2006, the Company had resale agreements with collateral having a fair value of $280,008.

($ in thousands)

(1) Summary of Significant Accounting Policies, Continued:

Exchange Memberships, Continued

membership impairments as of December 31, 2006. As of December 31, 2006, 15,000 Class A shares and memberships in the Chicago Mercantile Exchange were pledged to the Chicago Mercantile Exchange as security for the Company's clearing member obligation.

The Company provides guarantees to exchanges. Under standard membership agreements, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company adopted the provisions of FIN 48 beginning January 1, 2007. Adoption of FIN 48 did not have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market.

In addition, under SFAS 157 the Company will be required to make certain disclosures regarding the inputs used to measure fair value. The standard establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions and inputs developed based on the best available information (unobservable inputs). The provisions of SFAS 157 are generally to be applied prospectively and are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have any impact on the Company's results of operations or financial position.

(6) Risk Management:

Market risk is the potential for changes in the value of Investment Positions and securities underlying securities purchased under agreements to resell and securities borrowed and loaned positions due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded Investment Positions, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded.

The Company clears its options and substantially all its equity securities transactions through a major U.S. broker-dealer, which also maintains the Company's positions. These positions are recorded at fair value under securities owned, held at clearing brokers, on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. The remainder of the Company's transactions are cleared through CITG. This can result in a concentration of credit risk with these institutions. This risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing broker-dealers, including the requirement to maintain a minimum amount of net capital.

The Company sells various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary.

(7) Derivative Financial Instruments:

The Company transacted in derivative financial instruments during the year that included exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates.

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the

CITADEL DERIVATIVES GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
($ in thousands)
December 31, 2006

(9) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2006, net capital was approximately $144,661, which was in excess of the Company's required net capital by $143,661.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2006.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in this statement of financial condition is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, Citadel Derivatives Group LLC
by: Citadel Investment Group, L.L.C., its general partner
by: Peter Jenson, Global Controller

END